January 14, 2005

David G. Fiore
President and Chief Executive Officer
AAC Group Holding Corp.
7211 Circle S Road
Austin, Texas 78745

	Re:	AAC Group Holding Corp.
		Form S-4 filed December 21, 2004
      File No. 333-121479

      American Achievement Corporation
      Form 10-K for fiscal year ended August 28, 2004
      Form 10-Q for the quarter ended November 27, 2004
      File No. 333-84294

Dear Mr. Fiore:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please revise your supplemental letter to the staff to include representations contained in the Shearman & Sterling no-action letter. For example, please provide a representation that the issuer or any affiliate of the issuer has not entered into any arrangement or understanding with any broker-dealer participating in the exchange offer to distribute the exchange securities. See Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

`2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. At present, it appears that the offer may be open for less than the twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day.

4. We note the information provided in Exhibit 12.1. Please include the ratio of earning to fixed charges disclosure in the forepart of the prospectus. See Item 503(d) of Regulation S-K.
`
Inside Front Cover

The forepart of your document should consist of the cover page, summary and risk factors. Please move the two paragraphs to a more appropriate location. For instance, we would not object to placing this information in the "Where You Can Find More Information" section of the prospectus. It is unclear why you have included the first paragraph regarding incorporation by reference since you have not included information by incorporating by reference. Also, please relocate the two paragraphs following the table of contents.5.

Summary Historical and Pro Forma Financial Information, page 10

6. You state that EBITDA is, "instrumental in the determination of compliance with certain financial covenants in the senior secured credit facility." Please tell us what you mean by this statement. This implies that EBITDA is used as a liquidity measure. If EBITDA is a liquidity measure, Item 10(e)(1)(i) of Regulation S-K requires you to reconcile the measure with the most directly comparable financial measure calculated and presented in accordance with GAAP.
You include a reconciliation of EBITDA to Net Income as a financial measure, but if EBITDA is also used as a liquidity measure, you should reconcile to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.

7. We note that you present EBITDA as a measure of operating performance. Revise your disclosures to discuss how you compensate for the material limitations you have disclosed as well as why you believe that the measure is useful to investors. See Question 8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

Risk Factors, page 12

8. Please delete your statements in the introductory paragraph that the risks described are not the only ones that you face and that other risks and uncertainties not presently known or believed to be immaterial may adversely affect your financial condition, results of operations or cash flow. You are required to disclose all risks that are material at this time. Please revise.

9. Consider including a risk factor relating to unfavorable currency fluctuations associated with the Euro denominated purchase of precious, semi-precious and synthetic stones. Also, consider discussing fluctuations in gold prices in the risk factor section.

AAC Group Holding Corp. is the sole obligor under the notes . . ., page 12

10. Please revise this risk factor subheading to concisely state the risk to your company. In the subheading, you should indicate that the terms of the credit agreement and American Achievement Corporation`s 8.25% senior subordinated notes currently prohibit or restrict it from paying dividends or making payments to you. Also indicate clearly and concisely in the text of the risk factor that if this indebtedness remains in place when you are required to begin making cash interest payments on April 1, 2009, you would likely be prohibited from doing so.

Many of our products or components of our products are provided by
..
.. ., page 17

11. Please specify whether you have long-term contracts with your single supplier.

 Industry and Market Data, page 20

We note your language referring to the accuracy of the estimates in the registration statement. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.12.
`
Terms of the Exchange Offer, page 22

13. In the fourth paragraph you disclose specified circumstances in which tendered outstanding notes may not be accepted for exchange, including because of an invalid tender, the occurrence of events discussed under conditions to the exchange offer, "or otherwise." All offer conditions must be clearly and explicitly described in the offering materials. Therefore, clarify the meaning of "or otherwise" in this context.

Expiration Date; Extensions; Amendments, page 22

We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.14.

Procedures for Tendering, page 23

15. We note the disclosure indicating you will return any initial notes not accepted for exchange "as soon as practicable" following the expiration date. Please note that rule 14e-1(c) requires you to exchange the outstanding notes or return them "promptly" upon termination or withdrawal of the offer. Please revise here, on page
22 and throughout your document, including the letter of transmittal.

Conditions to the Exchange Offer, page 26

16. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before the acceptance of the outstanding notes for exchange. Please revise the language accordingly.

17. In the second paragraph in this section on page 26 you state that you may waive the conditions "at any time" and "from time to time."
Please revise to clarify that you may waive the conditions before the expiration of the offer only.

18. We note that you may determine in your sole discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Selected Financial Information and Other Data, page 30

19. Revise your table to add a column presenting pro form information.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

20. Please include additional disclosure in an introductory or overview section to facilitate an investor`s understanding of your financial condition and operating results. You should discuss known material trends and uncertainties that could affect your business. For example, you should consider discussing the effects of fluctuations in the price of gold and the exchange rate between the dollar and Euro, litigation relating to ECI and your ability to pay indebtedness. Disclose the material opportunities, challenges and risks that you have encountered in the periods covered by the financial statements and those that you expect to affect your business going forward. Also, please discuss any key indicators that management uses to analyze the company on a short and long-term basis. See SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Critical Accounting Policies, page 39
Revenue Recognition

21. Revise your disclosures to present a more robust discussion as to why this is a critical accounting policy. For example, you could discuss the provisions for sales returns and warranty costs both on a total cost basis as well as on a percentage of revenues. Your discussion could further address variances that have occurred in historic results, trends and future expectations, as well as the impact to the statement of operations resulting from hypothetical changes. This comment is equally applicable to your discussion of the allowance for doubtful accounts.

Goodwill and Other Intangible Assets, page 39

22. It does not appear that your critical accounting policy is in compliance with GAAP. Please revise your disclosure here as well as in the notes to your financial statement. Confirm to us that when you perform the annual impairment test for goodwill and intangible assets with indefinite useful lives you apply the guidance found in paragraphs 17, 19 and 20 of SFAS 142. Further, revise your discussion in the critical accounting policies section to quantify the amount of goodwill and indefinite lived intangible assets that you have, highlight the significance of the amount of these assets relative to total assets and equity, and highlight the importance of maintaining the fair value of your reporting units. Any known trends that may impact the fair value of your business and their potential impact on your company`s goodwill and intangible assets should be discussed as well.

Results of Operations, page 40

23. We note that you have combined the results of operations for the predecessor and the successor to create a combined fiscal year ended
August 28, 2004. This presentation is not appropriate below the level of gross profit as a result of the change in basis. Revise your presentation to discuss each stub period separately. You may discuss sales and gross margins on a combined basis and compare these figures with the prior year. Additionally, you may present and discuss the pro forma results of operations for the most recent fiscal year.




Fiscal Year Ended August 30, 2003 Compared to Fiscal Year Ended
August 31, 2002

24. Quantify the contribution to the change in gross profit resulting from the discontinuation of reunion services, the increase in margins at yearbooks, and the increase in margins from class rings.

25. Quantify the contribution to the increase in selling and marketing costs that resulted from the Milestone Marketing acquisition, the ECI teachers publication, and the other increased marketing efforts noted.

Liquidity and Capital Resources, page 44

26. Discuss acquisitions under `Investment Activities.` Also, make sure net cash expenditures for inventing activities includes cash used for acquisitions of businesses.

Capital Resources, page 44

27. Please specify whether you are currently in compliance with the financial covenants in all of your outstanding indebtedness.

Business, page 49

28. Please expand your business description to include all the information required by Item 101(a) of Regulation S-K.

29. Please provide support for your statements of leadership and industry statistics. As a few examples, we note the following:

* "We are one of the leading manufacturers and suppliers of class rings . . .," "General" section on page 49;

* "We believe that we are the second largest provider of high school class rings . . .," "Class Rings" section on page 49;

* "We believe that we are the leading provider of academic achievement . . .," "Achievement Publications" section on page 49;

* "We believe that this market represents approximately $1.5 billion of annual revenues," "Industry Overview" section on page 50;

* Your statement that you were the first yearbook provider to fully integrate digital technology throughout your production process, "Leader in Product and Process Innovation" section on page 51; and

* Your belief that you are a technology leader, "Yearbooks" section on page 54.

Please mark your supplemental support or provide page references in your response to the sections upon which you rely.
Management, page 61

30. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.
We
note disclosure in the "Arrangements with Our Investors" section on page 66.

Principal Stockholders, page 65

31. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each shareholder in this section.

Certain Related Party Transactions, page 66

Please specify that one of your directors, Peter Lamm, is the general partner of the fund. 32.

33. Identify the recipient of the payments under the management agreement with the former owner.

34. We note the disclosure under the section entitled
"Arrangements
with Management" regarding the cash bonuses paid to management in exchange for equity interests. Please tell us whether any of these bonus payments have been included in the executive compensation table on page 63. If not, please tell us why you believe it is appropriate to exclude them.

Description of Exchange Notes, page 70

35. The statement in the third paragraph in this section that terms not defined below have the meanings assigned to them in the indenture is not helpful. Please ensure your disclosure is clear in this document.

No Personal Liability of Directors, Officers Employees and
Stockholders, page 91

36. We note your disclosure under this section concerning the waiver of liabilities. Eliminate the statement that the waiver and release are "part of the consideration" for issuance of the notes. Please also expand this section to more clearly explain what liabilities note holders are waiving. We may have further comment.
Legal Matters, page 115

37. Please state that counsel will opine as to the validity and "enforceability" of the new notes.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements
General

38. Update your historical and pro forma financial statements through the most recent interim period. See Regulation S-X Rule 3-01 and
Article 11.

39. Revise your financial statements to separate the results of the predecessor and the successor by a heavy black line and include a headnote that discloses that the lack of comparability.

Note 1:  Summary of Organization and Significant Accounting
Policies,
F-7
General

40. Include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X. Specifically, include a Schedule II for the allowance for doubtful accounts, allowance for obsolete inventory, sales returns and allowances, and any other valuation and qualifying accounts held by the Company.

Revenue Recognition and Warranty Costs

41. To the extent you recognize revenues upon shipment, please also disclose whether your stated shipping terms are FOB shipping point or
FOB destination and when title passes from you to your customer. Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.

42. Revise your notes to present the disclosures required by paragraph 14(b) of FIN 45.

Note 6:  Prepaid Expenses and Other Current Assets, Net, F-18

43. Tell us why gold options are stated at cost and not at fair market value in accordance with FAS 133.

Note 8:  Goodwill and Other Intangible Assets, F-19

44. Tell us in more detail what specifically is included in customer lists and distribution contracts, the amortization period for each individually material item, and how you determined that the amortization period was reasonable.

45. It appears that you acquired a backlog. Tell us whether you allocated any portion of the purchase price from the March 26,
2004
transaction to that backlog. See SFAS 141 paragraph A14.

46. Tell us what specific trademarks are included as indefinite lived intangible assets. Tell us how you determined that an indefinite life was appropriate.

47. Revise the table presenting goodwill to comply with paragraph
45
of SFAS 142, which requires presentation on a segment basis.

Note 10:  Long-term Debt, F-21

48. Tell us how you accounted for early extinguishment of debt. Specifically, amend your disclosure to discuss how you accounted for the early extinguishment of the 11 5/8% senior unsecured notes of $170.9 million and senior notes of $41.4 million as part of the debt tender offer on March 25, 2004.

49. We note that there is a security interest in assets of the company and its subsidiaries. Revise your disclosure to quantify the amount of assets that are subject to lien. See Regulation S-X Rule 4-
08(b).

50. Provide more comprehensive disclosures regarding the restrictions on your subsidiaries to pay dividends to the parent company. See
Regulation S-X Rule 4-08(e)(3).

Note 12:  Commitments and Contingencies, F-24
Leases

51. Disclose where capital leases assets and related obligations are included on the balance sheet.

Pending Litigation

52. Regarding the lawsuit with Frederick Goldman, we note that as part of your disclosures in your Form 10-K pursuant to Item 103 of Regulation S-K, you state that the plaintiff is seeking monetary relief. Tell us in more detail what monetary relief is sought as part of the lawsuit in the federal district court in New York.





Note 14:  Income Taxes, F-29

53. Separate deferred tax assets and liabilities into current and long-term per FAS 109 paragraph 41 in the schedule at the bottom of page F-30. The assets and liabilities are separated into current and long-term on the balance sheet but not in the footnote.

Note 17: Business Segments, F-33

54. We note that you include the sales of several different types of products in the Scholastic segment. Tell us in more detail how you determined that your business has two reportable segments. Tell us whether you aggregate operating segments to create the Scholastic reportable segment. If you do aggregate operating segments, tell us how you determined that you have properly aggregated operating segments into one reportable segment.

``Exhibit 99.1
Letter of Transmittal

55. Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has "read" all of the terms of the exchange offer.

Please include a representation that any broker-dealer participating in the exchange offer has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the exchange notes. See Shearman & Sterling, SEC No-
Action Letter (July 2, 1993).56.

American Achievement Corporation
Form 10-K for fiscal year ended August 28, 2004

57. Please apply the above comments to your Form 10-K where applicable.

Item 9A. Controls and Procedures, page 58

58. Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise here and in your Form
10-Q for the quarter ended November 27, 2004.

We note your disclosure that your "President and Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, [y]our disclosure controls and procedures were adequate to ensure that the information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also refer to Rule 13e-15(e) instead of
Rule 13e-14.59.

Item 10. Directors and Executive Officers, page 59

60. Please provide the disclosure required by Item 401(h) of Regulation S-K regarding audit committee financial experts.

61. Please provide the disclosure required by Item 406 of Regulation
S-K.  Refer to Item 10 of Form 10-K.

****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated
authority, declare   the filing effective, it does not foreclose
the
Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dave Irving at (202) 942-1920 or Mike Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related
matters.
Please direct any other questions to Howard M. Baik at (202) 942-
1963
or to Ellie Quarles, Special Counsel, at (202) 942-1859.

Sincerely,



H. Christopher Owings
Assistant Director

cc (via fax):  Joel F. Freedman, Esq.


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David G. Fiore
AAC Group Holding Corp.
January 14, 2005
Page 9